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Ridgeway
Petroleum Corp.

04 MAR 23 AM 7:21

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04010828

NEWS RELEASE

SUPPL

Ridgeway and the National Bank Financial Ltd. settle Lawsuits

Listed: TSX Venture (Symbol: RGW)

CALGARY, March 16, 2004--Ridgeway Petroleum Corp. (the "Company") previously commenced an action against National Bank Financial Ltd. and David Pescod in the Court of Queen's Bench of Alberta, Judicial District of Calgary. In the same proceedings, National Bank Financial Ltd. issued a Counterclaim against Ridgeway Petroleum Corp., Walter Ruck and others. The claim of Ridgeway was based on certain published statements concerning Ridgeway.

The parties to the action have, through discussions, resolved their differences and have discontinued their respective claims.

About Ridgeway Petroleum: Ridgeway has been exploring for oil and gas in North America since 1980. Among its holdings (in the St. Johns Anticline of eastern Arizona and western New Mexico) is the largest known accumulation of undeveloped helium and CO_2 in the world. Helium is indispensable for such applications as MRI processing in hospitals, the success of NASA space shuttle missions, and research using superconducting magnets, while CO_2 is critical to the Enhanced Oil Recovery industry. According to a recent study by J. R. Campbell & Associates, Inc., the Lexington, Mass.-based market research firm, even after factoring in the potential production of significant quantities of helium over the next few years from new sources such as the Ridgeway asset, the world demand for helium (projected to reach 8.2 billion standard cubic feet ("scf") annually by the year 2010) will outpace supply at that time by as much as a billion scf per year.

dlw 3/25

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

For more information, please contact Don Currie toll free 1-888-990-3551 or visit our website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

FOR Walter B. Ruck, President

THE **TSX VENTURE EXCHANGE** HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.